Exhibit 12.68

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
	(In millions)
Earnings:
Pretax earnings	$197	$836	$830	$741	$768	$704
Adjustments	(2)	(11)	(11)	(7)	(7)	(2)
Fixed charges	69	277	267	281	286	310
Net earnings	$264	$1,102	$1,086	$1,015	$1,047	$1,012

Fixed Charges:
Interest expense	$64	$255	$247	$264	$269	$287
Adjustments	5	22	20	17	17	23
Fixed charges	$69	$277	$267	$281	$286	$310

Ratio of earnings to fixed charges	3.83	3.98	4.07	3.61	3.66	3.26